Exhibit 1

In preparation of the tender for investors as part of the private placement of Company shares that was reported by the Company on October 16, 2007, the Company intends to conduct a presentation for institutional and private investors this week (hereinafter: “The Presentation”).

This presentation may include information that was not presented in the Company reports and/or information that is presented differently from the manner presented in the Company reports and consequently, for the sake of caution, the Company is attaching the presentation herein.

As detailed in the presentation, it may include forward-looking information, as defined in the Securities Law, 1968. Such information includes forecasts and/or estimates based – inter alia – on the data available to the Company as at this date, along with internal Company estimates and expectations. The Company has no certainty that its forecasts and/or estimates will materialize – in whole or in part – or that these may materialize in a different manner, due to factors that lie outside the control of the Company, changes in market conditions and in the competitive and business environment, regulatory changes, changes in production costs, changes in raw material prices, changes in supply and demand and in the materialization of any of the Company’s risk factors.

The data that is considered to be forward-looking information includes the following data, inter alia: The growth potential in net income as a result of the conversion from the use of fuel oil to the use of natural gas, growth in the output capacity due to a new manufacturing array (“packaging paper machine”), growth potential of relevant markets, estimate of the value of the relevant markets, business strategies and business plans that relate to various objectives.

We further note that the estimates detailed in the presentation regarding the annual turnovers of the subsidiary and associated companies, constitute a presentation of the annual results based on an extrapolation of the results for the first nine months of 2007 (In other words, the financial results for the last three months of 2007 were derived proportionately to the financial results for the first nine months of 2007).

- Free Translation from Hebrew-
Presentation for a Private Placement of NIS 210
Million in Shares

Member of

This presentation includes forecasts, estimates and other
information that is based on data collected by the Company,
along with the Company's current expectations and estimates
regarding its operations and its business environment. This
information constitutes forward-looking information as
defined by the Securities Law. The Company has no certainty
that its projections and estimates will materialize - all or in part
- and these may in fact differ substantially from the current projections, inter alia on account of factors that lie outside the control of the Company.

Contents

General Background

Principal Areas of Operation

Strategy and Competitive
Advantages

Key Growth Engines

Business Results

Company Profile

AIPM is the leading Israeli
manufacturer and marketer of
paper and paper products.

The Company began operating in
1953 with a single paper
manufacturing line.

The Company's shares are traded
on the Tel Aviv Stock Exchange
(TASE) and on the American
Stock Exchange (AMEX).

Maalot Rating: AA-

Controlled by IDB Group.

Structure of Holdings

Public

36%

Clal Industries

38%

Discount

Investments

21%

Clal Insurance

5%

IDB Group

59%

Principal Milestones

Aggregate sales turnover in
Israel – Approx. NIS 3 billion.

Leading brands and dominant
market share in most key areas
of operation.

Approx. 3,000 employees.

Approx. 350,000 tons of paper
manufactured annually.

Israeli pioneer in paper and
plastic recycling.

Strategic international
partnerships.

Industrial and business strength on the local market

International
strategic partners

Kimberly Clark - 50.1% in Hogla Kimberly and in
KCTR

Annual turnover in excess of $16 billion; 57,000
employees; Manufacturing sites in 37 countries,
with international brands sold in over 150 countries.

Mondi Business Paper - 50.1% in Mondi
Business Hadera Paper

Annual turnover in excess of $2 billion; 15,000
employees; 18 paper machines in 6 countries.

Kraft Group - Approx. 49% in Carmel Container
Systems

Private holding group; 5,000 employees with
activities in 80 countries, including paper and board
manufacturing; Trade in pulp and paper; Sports,
entertainment and more.

AIPM - Areas of Operation

Kimberly

Clark

49.9%

50.1%

100%

100%

100%

Mondi
Business
Hadera
Paper

49.9%

50.1%

Mondi
Business
Papers

Others

Kraft Group

49.6%

36.2%

14.2%

Headquarters

AIPM

Carmel
Container
Systems

Hogla
Kimberly

Packaging
Paper and
Recycling
Division

Graffiti

Infrastructure
and
Development
Division

Hogla Kimberly (49.9%)

Business strategy - Market leadership and innovation to create value for consumers, through teamwork, caring for others and meeting the expectations of customers, employees and shareholders

Manufacture and marketing of wet wipes and toilet paper, paper towels, napkins for household and institutional use, disposable diapers, feminine hygiene products, adult diapers and incontinence products, disposable medical health products and complementary products for cleaning and kitchens

Estimated annual sales in Israel: Approx. NIS 1.1 billion

Mondi Business Hadera Paper
(49.9%)

Business strategy - To be the leading manufacturer and marketer of fine paper, while creating high value for the customers, employees, shareholders and the environment in which operates

Manufacture and marketing of wood-free paper for printing, office use, continuous paper, envelopes, notebooks, direct mail and packaging

Estimated annual sales: Approx. NIS 760 million

Packaging Paper and Recycling Division (100%)

Collection and recycling of paper and board, manufacture and marketing of packaging paper for the corrugated board industry

Business strategy - To be the leading provider of innovative, high-
quality recycled paper solutions for the cardboard packaging industry

Estimated annual sales: Approx. NIS 450 million

Carmel Container Systems (36.2%)

Paper and board packaging products

Business strategy - To be the leading group in the provision of advanced packaging solutions in the paper and board sector

Estimated annual sales: Approx. NIS 570 million

  Graffiti Office Supplies & Paper
Marketing (100%)
Marketing of office supplies to businesses and institutions

Business strategy - To be the leading "one stop service"
supplier of office supplies to the business sector

Estimated annual sales: Approx. NIS 120 million

Development and Infrastructure Division
(100%)

Encompasses all the central bodies required for the operation, maintenance and development of the manufacturing divisions and companies at AIPM

Business strategy - Providing advanced technical and technological solutions to support growth and improve profitability at the group

Internal sales

AIPM
Strategy and Competitive
Advantages

AIPM - Business strategy

Significant growth in production volumes, while relying on the existing infrastructure

Energy - Conversion from the use of fuel oil to the use of natural gas
(potential to increase net profit by Approx. NIS 25 million, given fuel oil prices in Q3/07).

Increasing group synergy - Purchasing, human resources, information systems and more.

Constant improvement in operational efficiency - Realizing center-lining methodology.

Implementing and assimilating cost-cutting processes "everywhere and at any time".

To constantly strive to expand operations in Israel and worldwide and to change the costs basis with the intention of improving the competitive positioning and profit from the existing operations:

AIPM - Competitive
Advantages

Local industrial and business
strength, based on six well-focused
areas, in three of which there are
leading international partners.

Developing the international
operations in order to balance the
future business activity.

Developing business operations with
a competitive advantage, while
exploiting the advantages of core
synergy.

Organizational culture based on
fairness, teamwork and
constant improvement.

Social Responsibility

Social responsibility: A strategic approach to creating
ethical business growth that is sustainable and profitable,
taking into account the needs and aspirations of all
existing and future stake holders.

We are committed to take responsibility over our actions and to influence:

The market environment: Customers, suppliers, competitors,
municipalities, marketing, product liability

The work environment: Employee rights, working environment, safety, security, employee development

Community: Community involvement plans and employee volunteer work

Environment: Environmental influences, use of resources

Key Growth Engines

Key Growth
Engines

New packaging paper
manufacturing array in
Hadera

New cogeneration power
plant at Hadera

Kimberly Clark Turkey -
Geographical expansion

1. New packaging paper manufacturing
array in Hadera

Total investment: Approx. $170 million

Increased output capacity: From 150 thousand tons per annum to
330 thousand tons per annum of packaging paper

New packaging paper
manufacturing array

Output capacity: 230
thousand tons per annum

Raw materials - 250
thousand tons per annum
of paper waste, to be
collected by Amnir
Recycling Industries, an
AIPM subsidiary.

Manufacturing
technologies among the
most advanced in the
world.

Meeting local demand at a competitive
manufacturing cost and high product
quality, while exploiting the advantages of
being a local supplier

Business Rationale

Packaging Paper and Recycling Division

Integrative business division

Advantages of being a local producer as opposed to imports

Shorter supply times, lower customer inventory levels, flexibility in dimensions/sizes, unique solutions for the local market

Market size and growth potential

Size of local market: 370 thousand tons per annum; Anticipated growth rate: 3%-5% per annum.

Current market share of recycled paper out of total packaging paper market – Approx. 58%; Expected to reach Approx. 73% (current levels in Western Europe).

AIPM commands a market share of 35% of the total packaging paper market; 65% are imports.

Expanding production on the basis of existing infrastructures

2. New power plant at Hadera

AIPM's strengths as a
producer of steam and
electricity

AIPM has been producing steam and
electricity by cogeneration for over 50
years.

The opportunity - Arrival of natural gas
to Israel, along with regulations that
support energy production by
cogeneration.

AIPM, as a significant consumer of
steam, can generate electricity at
volumes that exceed its own use.

A cogeneration producer may sell most
of its surplus electricity to the network
(Israel Electric Company - IEC) at a well-
known and supervised tariff.

Contingent production license - exists;
Urban Building Plan - completed at the
National Infrastructures Committee.

3. Kimberly Clark Turkey
(wholly-owned subsidiary of Hogla Kimberly)

15 MM

5 MM

4 MM

3 MM

2 MM

Business Rationale
The Potential

Main growth potential for
AIPM Group.

Relevant market value: $1.3
billion; 2015 expected: $3
billion (retail prices).

Annual market growth rate:
10%.

Every two-three years, the
market grows at a volume that
is equal to the entire diaper
market in Israel.

Turkey

Annual
turnover: $16.7
billion, across
more than 150
countries
worldwide

The leading non-
food company in
Israel

Annual turnover
of $1.5 billion in
Turkey alone

KCTR

Business plan

A gradual model of investments,
according to actual growth -
lowering risks.

Solid market share objectives:
15%-20% by 2015; Turnover
target: Approx. $300 million.

Plan is based on organic growth.
Nevertheless, any opportunities
for acquiring brands or
companies will be analyzed
specifically.

Investment financed by Hogla
Kimberly.

Turkey

Film on operations in Turkey

Information contained in the film on the Hogla-Kimberly subsidiary in

Turkey:

Kimberly Clark announced in 2005 that it considers Turkey to be one of its main growth engines in the coming years.

As part of the strategic plan to expand operations in Turkey, the
Turkish company has recruited an international management team and has upgraded the diaper manufacturing plant to ramp up
production. The plant recently became a regional plant that produces merchandise for other countries as well.

The Huggies® and Kotex® brands that were recently launched in
Turkey are gaining strength and their market shares are growing constantly.

The distribution of products through Unilever is expanding and the number of points of sale has doubled in the last quarter in relation to the corresponding quarters last year.

Business Results

AIPM - Aggregate sales turnover*

NIS millions

* Aggregate - including associated companies; Net of TMM that was sold in early 2007

8% +

7% +

2614

2841

3064

2141

2298

2005

2006

2007

extrapolation

1-9/06

1-9/07

AIPM - Consolidated sales
turnover

NIS millions

  8% +

  8% +

483

530

572

396

429

2005

2006

2007

extrapolation

1-9/06

1-9/07

AIPM - Net income

NIS millions

  63% +

* Extrapolation, excluding non-recurring losses

2005

2006

2007 *

1-9/06

1-9/07

1-3/07

4-6/07

7-9/07

13.3

21.7

12.9

6.6

9.9

-3.5

-1.5

45.7

AIPM - Selected financial data –
September 30, 2007

Balance sheet total                                                                 NIS 1.225 billion

Total shareholders' equity                             NIS 0.450 billion

Total financial liabilities                                              NIS 0.494 billion

Shareholders' equity/Balance sheet total                                 37%

Debt to CAP *                                                                          52%

* Financial liabilities/shareholders' equity + financial liabilities

Long-term market leadership in fine paper, household consumer goods, packaging paper and recycling, based on leading international partners

Completing the conversion of the energy systems to natural gas -
Q4/2007

Creating significant operations in the Turkish household paper products market

New packaging paper production array - doubling the operations in the sector

Promoting the new power plant project in Hadera

AIPM - Preparing for the
next decade

Private Placement of NIS 210
Million in Shares

The outline for conducting a private
placement for institutional entities and
the controlling shareholders

The proposed outline for conducting the private

placement -

Distribution of proposed shares Approx. 60% of the
shares will be offered to the controlling shareholders
and Approx. 40% to institutional investors by way of a
tender offer

Price per share - The price for institutional investors
will be set by tender and the price for controlling
shareholders will be the price set in the tender plus
0.5%

Schedule for conducting the private
placement

November 18 - Last date for a controlling shareholder to
announce lack of desire to invest and actually cancel the entire private placement.

November 19 -

A. Conducting institutional tender and publication of an immediate report regarding the results of the institutional tender, including the price that was set and the quantities acquired.

B. Last date for receiving notification from controlling
shareholders regarding the acquisition of shares proposed to institutional investors that were not acquired as part of the tender.

Schedule for conducting the private
placement - Cont'd

November 24 – Last date for receiving Proxies.

November 25 - General meeting. After its approval,
conducting the private placement to controlling
shareholders and institutional investors.

November 25 - Immediate report regarding the
results of the meeting.

November 30 - Last date for receiving stock market
approval in Israel and in the USA for registering the
shares for trade.